

October 8, 2019

Daniel Allen
Principal Executive Officer
Blue Line Protection Group, Inc.
5765 Logan Street
Denver, CO 80216

   **Re: Blue Line Protection Group, Inc.**
    **Form 10-K for the Fiscal Year Ended December 31, 2018**
    **Filed April 16, 2019**
    **Form 10-Q for the Quarterly Period Ended June 30, 2019**
    **Filed August 16, 2019**
    **File No. 000-52942**

Dear Mr. Allen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc:  accounting@bluelineprotectiongroup.com